UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1394
(Amendment No. )*

PIMCO 1-5 Year US TIPS Index ETF

72201R205

December 31, 2013

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[X]  Rule 13d-1 (b)
[ ]  Rule 13d-1 (c)
[ ]  Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  72201R205
1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons

SunTrust Banks, Inc. as Parent Holding Company for SunTrust Investment Services, Inc. and for GenSpring Holdings, Inc. and for SunTrust Bank Holding Company as Parent Company for SunTrust Bank in various fiduciary capacities. 58-1575035

2. Check the Appropriate Box if a Member of a Group
(a) __________
(b) __________

3. SEC Use Only

4. Citizenship or Place of Organization
Georgia


Number of	5.  Sole Voting Power	              3,130,210.
Shares
Beneficially	6.  Shared Voting Power		         21,015.
Owned by
Each		7.  Sole Dispositive Power            3,716,596.
Reporting
Person With	8.  Shared Dispositive Power	        217,397.

9. Aggregate Amount Beneficially Owned by Each Reporting Person
	3,933,993.

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares*

11.  Percent of Class Represented by Amount in Row (9)
	16.0%

12.  Type of Reporting Person*
	HC / BK / IA / BD




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934


Item 1.
(a) Name of Issuer:
PIMCO ETF Trust
(b) Address of Issuer's Principal Executive Offices:
840 Newport Center Drive
Newport Beach, CA 92660


Item 2.
(a) Name of Person Filing:
SunTrust Banks, Inc. as Parent Holding Company for SunTrust Investment Services, Inc. and for GenSpring Holdings, Inc., and for SunTrust Bank Holding Company as Parent Company for SunTrust Bank in various fiduciary capacities.
(b) Address of Principal Business Office or, if none, Residence:
303 Peachtree Street, NE
Atlanta, Georgia 30308
(c) Citizenship:
SunTrust Banks, Inc. is a Georgia corporation; SunTrust Investment Services, Inc. is a Georgia corporation; GenSpring Holdings, Inc. is a Florida corporation; is a SunTrust Bank Holding Company is a Florida corporation; SunTrust Bank is a Georgia banking association.
(d) Title of Class of Securities:
Exchange traded fund
(e) CUSIP Number
72201R205

Item 3.	If this statement is filed pursuant to SS240.13d-1(b) or
240.13-2(b) or (c), check whether the person filing is a:

(a) [X]	Broker or dealer registered under section 15 of the Act
(15 U.S.C. 78o);
(b) [x]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) [ ]	Insurance company as defined in section 3(a)(19) of the Act
(15 U.S.C. 78c);
(d) [X]	Investment company registered under section 8 of the Investment
Company Act of 1940 (15 U.S.C. 80a-8);
(e) [ ]	An investment adviser in accordance with
SS240.13d-1(b)(1)(ii)(E);
(f) [ ]	An employee benefit plan or endowment fund in accordance with
SS240.13d-1(b)(1)(ii)(F);
(g) [X]	A parent holding company or control person in accordance with
SS240.13d-1(b)(1)(ii)(G);
(h) [ ]	A savings association as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ]	A church plan that is excluded from the definition of an
investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [ ]	Group, in accordance with SS240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
Item 1.

(a) Amount beneficially owned:			 	      3,933,993.
(b) Percent of class:				                  16.0%.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote		      3,130,210.
(ii) Shared power to vote or to direct the vote		         21,015.
(iii) Sole power to dispose or to direct the disposition of 3,716,596. ,(iv) Shared power to dispose or to direct the disposition of 217,397.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Various co-trustees may share the power to direct the receipt of income including dividends as well as the proceeds from sale of securities.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company
See Item 2.

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2014
Date

/s/  Kathryn AB Vest
Signature
Kathryn AB Vest / Senior Vice President
Name / Title







SunTrust Banks, Inc.
303 Peachtree Street, Suite 1500
Atlanta, Georgia 30308

February 12, 2014

Ladies and Gentlemen:

There is hereby transmitted for filing pursuant to Section 13(g) of the Securities and Exchange Act of 1934 and Rule 13G thereunder a Schedule 13G relating to beneficial ownership by SunTrust Banks, Inc. and its subsidiaries of shares of PIMCO 1-5 year US TIPS Index ETF.

Please call the undersigned at (804) 782-5606 if you have any questions.

Sincerely,


/s/  Kathryn AB Vest
SunTrust Bank, Senior Vice President